NO Act

P.E. 01/15/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 16 2015

Washington, DC 20549

14008624

January 16, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 1-16-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated January 15, 2015 concerning the shareholder proposal submitted by Investor Voice on behalf of Eric Rehm and Mary Geary for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Intel will include the proposal in its proxy materials and that Intel therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 15, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Investor Voice, SPC, on behalf of Eric Rehm and Mary Geary
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 12, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Intel Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Stockholders' Meeting a stockholder proposal (the "Proposal") and statement in support thereof submitted by Investor Voice, SPC, on behalf of Eric Rehm and Mary Geary.

On behalf of the Company, we hereby withdraw the January 12, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Company intends to include the proposal in the proxy statement and form of proxy for its 2015 Annual Stockholders' Meeting.

Please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

cc: Irving S. Gomez, Intel Corporation
Bruce T. Herbert, Chief Executive, Investor Voice, SPC
Eric Rehm and Mary Geary

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Investor Voice, SPC, on behalf of Eric Rehm and Mary Geary
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Stockholders' Meeting (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Investor Voice, SPC ("Investor Voice"), on behalf of Eric Rehm and Mary Geary (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents and Investor Voice that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders of Simon Property Group, Inc. ("Simon") hereby request the Board of Directors to initiate the steps necessary to amend Simon's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR or AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

A copy of the Proposal, as well as related correspondence with Investor Voice and the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under the laws of the State of Delaware.[1]

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the

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[1] We also believe that the Proponents have failed to provide a statement of intent to hold the requisite amount of the Company's shares through the 2015 Annual Stockholders' Meeting as required under Rule 14a-8(b)(2) and Rule 14a-8(f)(1), and we reserve the right to challenge the Proposal on that basis.

power to implement the Proposal because the Proposal relates to actions at a different corporation and the Company cannot control the actions of independent third parties.

The Commission has stated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." Exchange Act Release No. 40018 at n.20 (May 21, 1998). In particular, the Staff consistently has concurred with the exclusion of proposals requiring action by an entity over which the company to whom the proposal was submitted has no control. For example, in *Beckman Coulter, Inc.* (avail. Dec. 23, 2008), that company received a proposal stating, "Resolved: Given that Bank of New York Mellon ('Company') . . . has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms...." Beckman Coulter argued, and the Staff concurred, that it could exclude the proposal under Rule 14a-8(i)(6) because it lacked the power and the authority to implement a set of executive compensation reforms at Bank of New York Mellon, an entity unaffiliated with the company. Just as in the present case, implementation of the reforms described in the proposal presented to Beckman Coulter would have required action by the board of directors of Bank of New York Mellon, and the company did not directly or indirectly control Bank of New York Mellon. Because it would have been impossible for the company to implement the executive compensation reforms contained in the proposal, the Staff concurred that the company lacked the power to implement the proposal.[2]

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[2] *See also eBay Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture in which eBay did not have a majority share, a majority of board seats or operational control, and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (avail. Mar. 3, 2005) (concurring with the exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *Ford Motor Co.* (avail. Mar. 9, 1990) (concurring with the exclusion of a proposal under the predecessor to Rule 14a-8(i)(6) because the proposal "relate[d] to the activities of companies other than the [c]ompany [to whom the proposal was submitted] and over whom the [c]ompany ha[d] no control"); *Harsco Corp.* (avail. Feb. 16, 1988) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(6) of a proposal requesting that the board of directors sign and implement a statement of principles relating to employment in South Africa where the company's only involvement with employees in South Africa was its ownership of 50% of the stock of a South African entity, and the owner of the remaining 50% interest had the right to appoint the entity's

[Footnote continued on next page]

Here, the Company received a proposal phrased similarly to the one in *Beckman Coulter*, stating, "Resolved: Shareholders of Simon Property Group, Inc. ("Simon") hereby request the Board of Directors to initiate the steps necessary to amend Simon's governing documents." As in *Beckman Coulter*, where the Staff concurred with the exclusion of a proposal requiring the company's board to implement reforms at an unaffiliated entity, the Company cannot "initiate the steps necessary to amend [Simon Property Group, Inc.'s] governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item," because Simon Property Group, Inc. is a separate publicly traded company that is not controlled by the Company. Furthermore, implementation of the Proposal would require action by the board of directors of Simon Property Group, Inc., and the Company does not have the power to compel action by the board of that entity.

Accordingly, because the Company cannot compel the board of directors of Simon Property Group, Inc. to comply with the terms of the Proposal, the Company lacks the power to implement the Proposal. Just as with *Beckman Coulter*, *eBay*, *Catellus Development*, *Ford Motor*, *Harsco* and *Firestone Tire & Rubber*, the Proposal asks the Company to take an action—to initiate the steps necessary to amend the voting requirements set forth in Simon Property Group, Inc.'s governing documents—that the Company does not have the power to take because the Company cannot control the actions of independent third parties, such as the board of directors of Simon Property Group, Inc. Therefore, consistent with the precedent cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because The Proposal Is Not A Proper Subject For Action By Stockholders Under The Laws Of The State of Delaware.

Rule 14a-8(i)(1) permits a company to exclude a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that it may exclude the Proposal under this

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[Footnote continued from previous page]
chairman, who was empowered to cast the deciding vote in the event of a tie); *Firestone Tire & Rubber Co.* (avail. Dec. 31, 1987) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(6) of a proposal requiring the company to terminate sales of all products to the military and police of South Africa, where it would have been impossible for the company to effectuate the proposal because the company was only a minority stockholder of an entity that sold products to South Africa's military and police).

basis because the Proposal is not a proper subject for action by its stockholders under the laws of Delaware, the jurisdiction of the Company's organization. Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests management of the business and affairs of the Company in the Company's Board of Directors (the "Board"), except as otherwise provided in the DGCL or the Company's Certificate of Incorporation. Section 141(a) of the DGCL only grants the Board the authority to manage the business of the Company, however—not the authority to manage the business of another entity.

The Proposal requests that the Board initiate the steps necessary to amend the governing documents of Simon Property Group, Inc. As a result, implementation of the Proposal would require the Board to manage the business of Simon Property Group, Inc., an entity unaffiliated with the Company. Section 141(a) of the DGCL does not grant the Board the authority to manage the business of any other entity, and therefore, the Proposal is contrary to the DGCL. Accordingly, the Proposal is not a proper subject for stockholder action under Delaware law, and it may be excluded pursuant to Rule 14a-8(i)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
Bruce T. Herbert, Chief Executive, Investor Voice, SPC
Eric Rehm and Mary Geary

101855672.6

Exhibit A
Proposal and Related Correspondence

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE TO: (408) 653-8050
VIA ELECTRONIC DELIVERY TO: Cary Klafter <Cary.Klafter@intel.com>
Doug Stewart <Doug.A.Stewart@intel.com>
Irving Gomez <Irving.S.Gomez@intel.com>

December 3, 2014

Cary I. Klafter
Vice President, Legal and Corporate Affairs and Corporate Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara, California 95054

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Klafter:

I write in follow-up to the notice to shareholders published on page 74 of the 2014 proxy: "As a result of discussions with stockholders represented by Investor Voice, working on behalf of Newground Social Investment, we intend to evaluate over the course of the next year emerging governance trends in regard to voting standards and whether to count abstentions in determining voting results, with the goal (if deemed beneficial to the company and its stockholders) to have any revised practices and policies in place for use with the 2015 Annual Stockholders' Meeting."

So far as we are aware (please let us know if we are mistaken in this impression), there has been no update to Company policies in regard to vote-counting, though Investor Voice remains entirely open to and is keenly interested in dialogue on the issue.

As has been observed, there are two vote-counting formulas in use on the Intel proxy, which we feel is a practice that can confuse and possibly disadvantage shareholders.

We encourage the Company to harmonize these policies so as to employ a simple majority voting standard across all topics: shareholder-sponsored and management-sponsored alike.

According to Vote Calculation Methodologies, a report prepared for CalPERS by GMI Ratings, which studied companies in the S&P 500 and Russell 1000, 48% of companies studied employ a simple majority vote-counting standard for both shareholder-sponsored and management-sponsored items. See http://www.calpers-governance.org/docs-sof/provyvoting/calpers-russell-1000-vote-calculation-methodology-final-v2.pdf

We feel that the adoption of a simple majority vote-counting standard – what we call the "Simple Majority Vote" – reduces confusion and enhances shareholder value over the long term.

Being unaware of changes being made to Company policies regarding vote-counting, we are authorized on behalf of our clients, the Proponents, Eric Rehm and Mary Geary (joint shareholders), to present the enclosed Proposal that the Proponent submits for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We request that the proxy statement indicate that *Investor Voice* is the representative of the Proponent for this Proposal.

Eric Rehm and Mary Geary, the Proponents, are the beneficial owner of 100 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since June 8, 2004 (supporting documentation available upon request).

In accordance with SEC rules, the Proponent acknowledge their responsibility under Rule 14a-8(b)(1), and Investor Voice is authorized to state on the Proponent's behalf that they intend to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the Proponent will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds will result in Intel taking steps that can lead to a withdrawal of the Proposal.

Toward that end, you may contact Investor Voice via the address or phone listed above (please note that this may be new contact information since we last corresponded with you); as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, we ask that you commence all e-mail subject lines with your ticker symbol **"INTC."** (including the period), and we will do the same.

Thank you, we look forward to a discussion of this important governance topic.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric Rehm and Mary Geary
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

RESOLVED: Shareholders of Simon Property Group, Inc. ("Simon") hereby request the Board of Directors to initiate the steps necessary to amend Simon's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

The 2014 proxy (on page 61) states: "we intend to evaluate... our voting standards regarding treatment of abstentions in determining our voting results, with the goal (if deemed beneficial to the company and its stockholders) to have any revised practices and policies in place for use with the 2015 Annual Stockholders' Meeting."

Revised policies have not been put into place, but are needed because Simon counts votes two different ways in its proxy – a practice we feel is confusing, inconsistent, does not fully honor voter intent, and harms shareholder best-interest.

Vote Calculation Methodologies, a CalPERS / GMI Ratings report, studied companies in the S&P 500 and Russell 1000 and found that 48% employ simple majority vote-counting as requested by this Proposal. See http://www.calpers-governance.org/docs-sof/provyvoting/calpers-russell-1000-vote-calculation-methodology-final-v2.pdf

Recently, Cardinal Health, ConAgra Foods, Plum Creek Timber, and Smucker's each implemented the request of this Proposal.

The Securities and Exchange Commission dictates (Staff Legal Bulletin No.14 F.4.) a specific vote-counting formula for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula – which we will call the "*Simple Majority Vote*" – is the votes cast FOR, divided by two categories of vote, the:

- FOR votes, plus
- AGAINST votes.

However, Simon does not uniformly follow the *Simple Majority Vote*. With respect to adopting a shareholder-sponsored proposal (versus determining its eligibility for resubmission), Simon's proxy states that abstentions will be "treated as a vote against".

Thus, results are determined by the votes cast FOR a proposal, divided by not two, but three categories of vote:

- FOR votes,
- AGAINST votes, plus
- ABSTAIN votes.

At the same time as Simon applies this more restrictive formula that includes abstentions to shareholder-sponsored items (and other management ones), it employs the *Simple Majority Vote* and excludes abstentions for management's Proposal 1 (in uncontested director elections), saying they "will have no effect".

These practices boost the appearance of support for management's Proposal 1, but depress the calculated level of support for other items – including every shareholder proposal.

Invariably, abstaining voters have not followed the Board's typical recommendation to vote AGAINST each shareholder-sponsored item. Despite this, Simon counts every abstain vote – without exception – as if the voter agreed with the Board's AGAINST recommendation.

In our view, Simon's use of two vote-counting formulas is confusing, inconsistent, does not fully honor voter intent, and harms shareholder best-interest.

Therefore, please vote FOR good governance and *Simple Majority Voting* at Simon.

~ ~ ~

charles SCHWAB
INSTITUTIONAL

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (425) 455-5259 Fax (425) 455-5752

December 9, 2014

**Re: Verification of Intel Corporation shares
for Eric C. Rehm & Mary P. Geary**

To Whom It May Concern:

This letter is to verify that as-of the above date Eric C. Rehm & Mary P. Geary have continuously owned 100 shares of common stock since 6/8/2004.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

December 16, 2014

VIA OVERNIGHT MAIL
Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA 98177

Dear Mr. Herbert:

I am writing on behalf of Intel Corporation (the "Company"), which on December 3, 2014 received the stockholder proposal you submitted, in your capacity as Chief Executive of Investor Voice, on behalf of Eric Rehm and Mary Geary (the "Proponents") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Stockholders' Meeting (the "Proposal"), and on December 13, 2014 received from you further information on the Proponents' ownership of Company shares.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

1. Authorization to Submit Proposal

Your correspondence states that Investor Voice is authorized to submit the Proposal on behalf of the Proponents. However, your correspondence did not include any documentation demonstrating that the Proponents have granted Investor Voice legal authority to submit the Proposal on their behalf. In order for the Proposal to be properly submitted by the Proponents, you must provide evidence that the Proponents have authorized Investor Voice to submit the Proposal on the Proponents' behalf as of the date the Proposal was submitted (December 3, 2014).

2. Intent to Hold Shares

Under Rule 14a-8(b) of the Securities Exchange Act of 1934, a stockholder must provide the Company with a written statement that it intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Please note that "[t]he shareholder[s] must provide this written statement."

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054
www.intel.com

See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). We believe that your correspondence is inadequate in this respect because it only provides such a statement from Investor Voice. In addition, the statement refers only to a single "Proponent," whereas elsewhere your correspondence indicates that there are two proponents. Further, the word "Company" is not defined. To remedy these defects, the Proponents must submit a written statement that they intend to continue holding the requisite number of Company shares through the date of the Company's 2015 Annual Stockholders' Meeting.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Intel Corporation, 2200 Mission College Blvd., MS RNB4-151, Santa Clara, CA 95054-1549. Alternatively, you may transmit any response by email to me at irving.s.gomez@intel.com.

If you have any questions with respect to the foregoing, please contact me at irving.s.gomez@intel.com. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Irving S. Gomez
Assistant Secretary, Managing Counsel – Corporate Affairs Group

cc: Eric Rehm and Mary Geary, c/o Investor Voice
Interfaith Center on Corporate Responsibility (ICCR)

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE TO: (408) 653-8050
VIA ELECTRONIC DELIVERY TO: Irving.S.Gomez@intel.com

December 24, 2014

Irving S. Gomez
Assistant Secretary, Managing Counsel –
Corporate Affairs Group
Intel Corporation
2200 Mission College Blvd.
MS RNB4-151
Santa Clara, CA 95054

Re: Intel Corporation | Deficiency Notice Response
obo Eric C. Rehm and Mary P. Geary

Dear Mr. Gomez:

We are in receipt of a Deficiency Notice dated December 16, 2014 (which was received December 18th 2014) that requested two items:

- A statement of intent by Eric Rehm and Mary Geary (the "Proponents")
- Authorization for Investor Voice to act on behalf of Dr. Rehm and Ms. Geary

Intent to Hold Shares

Attached please find a Statement of Intent to Hold Shares, executed by Dr. Rehm and Ms. Geary on December 13th 2014. Please note that the letter of Authorization and Appointment, described below, grants Investor Voice the authority to issue a statement or Letter of Intent on behalf of the Proponents, which it did and conveyed in the filing letter dated December 3rd 2014.

Agency Authority

In regard to authorization, attached please find a letter of Authorization and Appointment, dated December 13th 2014, which grants agency authority to Investor Voice.

We have been advised by counsel that this document is sufficient to demonstrate agency authority, and to fulfill your requests and the requirements of SEC Rule 14a-8 in their entirety. Please let us know in a timely way should you feel otherwise.

Mr. Gomez, we would appreciate your confirming receipt of these materials.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds will result in Intel taking steps to harmonize its vote-counting policies so as to employ simple majority voting across all topics.

In considering adoption of this policy, several factors should be kept in mind:

- The State of New York's Corporation Code mandates simple majority voting as the default standard for state-registered companies.
- We have presented this request to a number of major corporations with the result that roughly a third of Boards of Directors have already implemented these changes, while others are in the process of actively considering the implementation of this consistent vote-counting standard.
- Recently, Cardinal Health, ConAgra Foods, Plum Creek Timber, and Smucker's each implemented the request of this Proposal.

Mr. Gomez, I look forward to advancing the dialogue and hope we can make meaningful progress this year on harmonizing vote practices.

For purposes of clarity and consistency of communication, we request that you commence all e-mail subject lines with the Company's ticker symbol **"INTC."** (including the period), and we will do the same.

With every good wish for an enjoyable and uplifting holiday season, I thank you for the Company's consideration of this matter.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric Rehm and Mary Geary
Nicole Lee, ESG Research Analyst, Miller/Howard Investments, Inc.

enc: Statement of Intent by Eric Rehm and Mary Geary
Letter of Appointment by Eric Rehm and Mary Geary

STATEMENT OF INTENT TO HOLD SHARES

RELATED TO CONDUCT OF SHAREHOLDER ENGAGEMENT (ver 3.0a)

Jan. 1st 2014 – Dec. 31st 2017

To Whom It May Concern:

In accordance with SEC rules, by this letter I/we (both individually and jointly) do hereby express and affirmatively state an intent to continue to hold a sufficient value of a Company's stock, as defined within SEC Rule 14a-8(b)(1), from the time a shareholder proposal is filed at that Company through the date of the subsequent annual meeting of shareholders.

By this letter I/we also authorize, appoint, and grant agency authority to Investor Voice, SPC ("Investor Voice") and/or Newground Social Investment, SPC ("Newground"), or their agents, to issue a Statement of Intent to Hold Shares on my/our behalf (whether individually or jointly).

This Statement of Intent to Hold Shares (the "Statement") applies to any company in which I/we own shares (whether individually or jointly) at which a shareholder proposal is or has been filed (whether directly or on my/our behalf). This Statement, or any form of such Statement that has or may be issued by our agent(s), is to be accepted by a company that receives it as my/our Statement in accordance with SEC Rule 14a-8(b)(1).

This Statement is intended to be both retroactive and forward-looking: it shall endure for and throughout the entirety of the period noted above. Rescindable in writing, it shall expire as noted above except in regard to any shareholder Proposal(s) that may have been initiated but not yet concluded (withdrawn, omitted, or voted on). For such items (if any), this Appointment shall remain in effect until the Proposal(s) in question is/are either withdrawn, omitted, or voted on by shareholders.

Sincerely,

E. C. Rehm	Mary P. Geary	Dec. 13, 2014
signature	*signature*	*date*
Eric C. Rehm	**Mary P. Geary**	

If notarized *(not required)* :

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 13th day of Dec, 2014,

by Eric Rehm & Mary Geary, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Nancy M. Herbert (Signature of Notarizing Officer) Expiration Date 12 / 01 / 2015 (mm/dd/yyyy)

NOTARY SEAL: NANCY HERBERT, NOTARY PUBLIC, STATE OF WASHINGTON, COMMISSION EXPIRES 12-01-15

(S)

AUTHORIZATION AND APPOINTMENT

RELATED TO CONDUCT OF SHAREHOLDER ENGAGEMENT (ver 3.0a)

Jan. 1st 2014 – Dec. 31st 2017

I/we (both individually and jointly) do hereby authorize, appoint, and grant agency authority to Investor Voice, SPC ("Investor Voice") and/or Newground Social Investment, SPC ("Newground"), or their agents, for the purpose of representing me/us in regard to the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals.
- Issuing Letters of Intent to companies in accordance with SEC Rule 14a-8(b)(1).
- Attending, speaking, and presenting at shareholder meetings.
- Requesting Letters of Verification from custodians.

This authorization, appointment, and grant of agency authority (the "Appointment") is intended to be both retroactive and forward-looking: it shall endure for and throughout the entirety of the period noted above. Rescindable in writing, it shall expire as noted above except in regard to any shareholder Proposal(s) that may have been initiated but not yet concluded (withdrawn, omitted, or voted on). For such items (if any), this Appointment shall remain in effect until the Proposal(s) in question is/are either withdrawn, omitted, or voted on by shareholders.

To a company receiving a shareholder proposal under this Appointment, please consider it as both authorization and instruction to:

- Dialogue with Investor Voice or Newground.
- Receive, accept, and promptly act upon materials, communications, statements, and instructions related to the matters noted above.
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below).

Sincerely,

E. C. Rehm (signature) — Mary P. Geary (signature) — Dec. 13, 2014 (date)

signature *signature* *date*

Eric C. Rehm **Mary P. Geary**

c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 13th day of Dec, 2014,

by Eric Rehm & Mary Geary, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Nancy M. Herbert (Signature of Notarizing Officer) Expiration Date 12/01/2015 (mm/dd/yyyy)

NANCY M. HERBERT NOTARY SEAL COMMISSION EXPIRES 12-01-15 NOTARY PUBLIC STATE OF WASHINGTON